Exhibit A

Ceragon Networks Reports Third Quarter 2017 Financial Results
November 6, 2017

CERAGON NETWORKS REPORTS THIRD QUARTER 2017 FINANCIAL RESULTS

Little Falls, New Jersey, November 6, 2017 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist today reported results for the third quarter which ended September 30, 2017.

Third Quarter 2017 Highlights:

Revenues - $76.0 million, down 4.0% from the third quarter of 2016, and down 18.6% from the second quarter of 2017.

Gross margin – 35.1%, compared to 32.9% in the third quarter of 2016 and 31.3% in the second quarter of 2017.

Operating income - $5.7 million, compared to $5.8 million in the third quarter of 2016, and $8.0 million in the second quarter of 2017.

Net income - net income of $3.5 million, or $0.04 per diluted share for the third quarter of 2017.  Net income for the third quarter of 2016 was $3.5 million, or $0.04 per diluted share. Net income for the second quarter of 2017 was $5.0 million or $0.06 per diluted share.

Non-GAAP results - gross margin was 35.2%, operating income was $6.2 million, and net income was $4.4 million, or $0.05 per diluted share. For reconciliation of GAAP to non-GAAP results, see the attached tables.

Cash and cash equivalents - $36.5 million at September 30, 2017, compared to $34.1 million at June 30, 2017.

"Our revenue in Q3 compared to Q2 reflected the lumpiness of our business in India," said Ira Palti, president and CEO of Ceragon. "Our gross margin increased mainly due to a more favorable geographic revenue mix, and also due to lower shipping costs. We had strong bookings during Q3, and our book-to-bill ratio was above 1. Based on the geographic mix of our order backlog and the pipeline of potential new business, we continue to believe we can sustain a gross margin above 32%.

"During the quarter, we temporarily increased our borrowing under our revolving credit agreement to accommodate a timing issue with respect to a payment from a major customer. Most of this payment has already been received and we expect to receive the remaining amount within Q4. Meanwhile, we maintained a strong cash position of $36.5 million as of the end of the third quarter."

Supplemental geographical breakdown of revenue for the third quarter of 2017:

•	Europe:	17%
•	Africa:	3%
•	North America:	12%
•	Latin America:	25%
•	India:	31%
•	APAC:	12%

A conference call to discuss the results will begin at 9:00 a.m. EST. Investors are invited to join the Company's teleconference by calling USA: (800) 230-1074 or International: +1 (612) 234-9959, from 8:50 a.m. EST. The call-in lines will be available on a first-come, first-serve basis.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks' website at the investors' page: http://www.ceragon.com/about-us/ceragon/investor-relations, selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: USA: (800) 475-6701 or International +1 (320) 365-3844 Access Code: 430998. A replay of both the call and the webcast will be available through December 6, 2017.

About Ceragon

Ceragon Networks Ltd. (NASDAQ: CRNT) is the world's #1 wireless backhaul specialist. We help operators and other service providers worldwide increase operational efficiency and enhance end customers' quality of experience with innovative wireless backhaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 4G, mission-critical multimedia services and other applications at high reliability and speed. Ceragon's unique multicore technology provides a highly reliable, high-capacity 4G wireless backhaul with minimal use of spectrum, power and other resources. It enables increased productivity, as well as simple and quick network modernization. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

Join the Discussion

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management. Examples of forward-looking statements include: projections of revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, growth prospects, product development, financial resources, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may", "plans", "anticipates", "believes", "estimates", "targets", "expects", "intends", "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks associated with a decline in revenues; the risks relating to the concentration of Ceragon's business in India, Latin America and in developing nations and the political, economic and regulatory risks from doing business in those regions, including  potential currency restrictions; the risk associated with a change in Ceragon's gross margin as a result of changes in the geographic mix of revenues; the risk associated with the loss of a single customer or customer group, which represents a significant portion of Ceragon's revenues; the risk associated with Ceragon's failure to effectively compete with other wireless equipment providers; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission that represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.

Investors:
Doron Arazi	or	Claudia Gatlin
+972 3 5431 660		+1 212 830-9080
dorona@ceragon.com		claudiag@ceragon.com

Media:
Tanya Solomon
+972 3 5431163
tanyas@ceragon.com

-tables follow-

Ceragon Reports Third Quarter 2017 Results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016

Revenues	$75,999	$79,132	$245,354	$208,976
Cost of revenues	49,326	53,094	167,174	137,357

Gross profit	26,673	26,038	78,180	71,619

Operating expenses:
Research and development	6,975	5,339	19,210	15,977
Selling and marketing	9,543	9,608	29,319	29,181
General and administrative	4,462	5,328	14,032	15,438

Total operating expenses	20,980	20,275	62,561	60,596

Operating income	5,693	5,763	15,619	11,023

Financial expenses, net	1,655	1,519	4,734	4,809

Income before taxes	4,038	4,244	10,885	6,214

Taxes on income	542	761	2,535	3,118

Net income	$3,496	$3,483	$8,350	$3,096

Basic net income per share	$0.04	$0.04	$0.11	$0.04

Diluted net income per share	$0.04	$0.04	$0.10	$0.04

Weighted average number of shares used in computing basic net income per share	77,964,433	77,711,946	77,885,555	77,680,541

Weighted average number of shares used in computing diluted net income per share	79,596,845	79,284,558	80,105,482	78,286,712

Ceragon Reports Third Quarter 2017 Results

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	September 30, 2017	December 31, 2016
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$36,470	$36,338
Trade receivables, net	127,124	107,395
Other accounts receivable and prepaid expenses	19,005	17,076
Inventories	55,866	45,647
Total current assets	238,465	206,456

NON-CURRENT ASSETS:
Deferred taxes, net	952	1,344
Severance pay and pension fund	5,189	4,575
Property and equipment, net	29,399	27,560
Intangible assets, net	406	1,544
Other non-current assets	4,247	2,746
Total non-current assets	40,193	37,769
Total assets	$278,658	$244,225

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term loan	$23,800	$17,000
Trade payables	82,748	68,408
Deferred revenues	4,126	2,673
Other accounts payable and accrued expenses	22,118	22,425
Total current liabilities	132,792	110,506

LONG-TERM LIABILITIES:
Accrued severance pay and pension	9,945	9,198
Other long term payables	9,067	8,357
Total long-term liabilities	19,012	17,555

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	214	214
Additional paid-in capital	410,517	409,320
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive loss	(6,705)	(7,848)
Accumulated deficits	(257,081)	(265,431)

Total shareholders' equity	126,854	116,164

Total liabilities and shareholders' equity	$278,658	$244,225

Ceragon Reports Third Quarter 2017 Results

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Cash flow from operating activities:
Net income	$3,496	$3,483	$8,350	$3,096
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	2,191	2,527	6,766	7,503
Stock-based compensation expense	349	281	968	873
Decrease (increase) in trade and other receivables, net	(12,925)	(19,180)	(22,213)	11,323
Decrease (increase) in inventory, net of write off	402	4,565	(10,153)	6,168
Increase (decrease) in trade payables and accrued liabilities	(3,831)	8,269	14,944	(10,176)
Increase (decrease) in deferred revenues	329	459	1,347	(4,475)
Decrease in deferred tax asset, net	252	84	392	1,289
Other adjustments	221	276	133	168
Net cash provided by (used in) operating activities	$(9,516)	$764	$534	$15,769

Cash flow from investing activities:
Purchase of property and equipment	(3,980)	(1,825)	(7,485)	(5,433)
Investment in short-term bank deposits	-	-	-	(153)
Proceeds from short-term bank deposits	-	153	-	153
Net cash used in investing activities	$(3,980)	$(1,672)	$(7,485)	$(5,433)

Cash flow from financing activities:
Proceeds from exercise of options	40	60	229	67
Proceeds from bank loans	15,800	-	6,800	-
Repayment of bank loans	-	(1,150)	-	(14,622)
Net cash provided by (used in) financing activities	$15,840	$(1,090)	$7,029	$(14,555)

Translation adjustments on cash and cash equivalents	39	(5)	54	275
Increase (decrease) in cash and cash equivalents	$2,383	$(2,003)	$132	$(3,944)
Cash and cash equivalents at the beginning of the period	34,087	34,377	36,338	36,318
Cash and cash equivalents at the end of the period	$36,470	$32,374	$36,470	$32,374

Ceragon Reports Third Quarter 2017 Results

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016

GAAP cost of revenues	$49,326	$53,094	$167,174	$137,357
Amortization of intangible assets	(310)	(309)	(919)	(922)
Stock based compensation expenses	(10)	(5)	(42)	(26)
Changes in pre-acquisition indirect tax positions	209	(403)	(118)	(806)
Non-GAAP cost of revenues	$49,215	$52,377	$166,095	$135,603

GAAP gross profit	$26,673	$26,038	$78,180	$71,619
Gross profit adjustments	111	717	1,079	1,754
Non-GAAP gross profit	$26,784	$26,755	$79,259	$73,373

GAAP Research and development expenses	$6,975	$5,339	$19,210	$15,977
Stock based compensation expenses	(32)	(8)	(156)	(134)
Non-GAAP Research and development expenses	$6,943	$5,331	$19,054	$15,843

GAAP Sales and Marketing expenses	$9,543	$9,608	$29,319	$29,181
Amortization of intangible assets	(74)	(107)	(219)	(312)
Stock based compensation expenses	(94)	(95)	(246)	(315)
Non-GAAP Sales and Marketing expenses	$9,375	$9,406	$28,854	$28,544

GAAP General and Administrative expenses	$4,462	$5,328	$14,032	$15,438
Stock based compensation expenses	(213)	(173)	(524)	(398)
Non-GAAP General and Administrative expenses	$4,249	$5,155	$13,508	$15,040

GAAP financial expenses	$1,655	$1,519	$4,734	$4,809
Currency devaluation in Venezuela related expenses	-	-	-	907
Non-GAAP financial expenses	$1,655	$1,519	$4,734	$5,716

GAAP taxes on income	$542	$761	$2,535	$3,118
Changes in pre-acquisition tax liability	-	-	-	(453)
Other non-cash tax adjustments	(340)	(189)	(625)	(677)
Non-GAAP taxes on income	$202	$572	$1,910	$1,988

Ceragon Reports Third Quarter 2017 Results

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016

GAAP net income (loss)	$3,496	$3,483	$8,350	$3,096
Amortization of intangible assets	384	416	1,138	1,234
Stock based compensation expenses	349	281	968	873
Changes in pre-acquisition tax exposures	(209)	403	118	1,259
Currency devaluation in Venezuela related expenses	-	-	-	(907)
Non-cash tax adjustments	340	189	625	677
Non-GAAP net income	$4,360	$4,772	$11,199	$6,232

GAAP basic net income per share	$0.04	$0.04	$0.11	$0.04

GAAP diluted net income per share	$0.04	$0.04	$0.10	$0.04

Non-GAAP basic and diluted net income per share	$0.05	$0.06	$0.14	$0.08

Weighted average number of shares used in computing GAAP basic net income per share	77,964,433	77,711,946	77,885,555	77,680,541

Weighted average number of shares used in computing GAAP diluted net income per share	79,596,845	79,284,558	80,105,482	78,286,712

Weighted average number of shares used in computing Non-GAAP diluted net income per share	79,880,400	79,780,138	80,347,262	78,682,661